EXHIBIT 99.1

Centerra Gold Reports First Quarter Results

Net Earnings of $89.4 million ($0.30 per common share) and Adjusted Net EarningsNG of $56.4 million ($0.19 per common share)

All figures are in United States dollars and all production figures are on a 100%-basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information” in Centerra Gold’s Management’s Discussion & Analysis for the three months ended March 31, 2022 (“MD&A”) included in this press release. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these specified measures is a standardized financial measure under International Financial Reporting Standards (“IFRS”) and these measures might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” in the MD&A included in this press release for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.

TORONTO, May 04, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its first quarter of 2022 results.

Significant financial and operating results of the first quarter ended March 31, 2022 included:

  Net earnings for the quarter of $89.4 million or $0.30 per common share (basic).
  Adjusted net earningsNG for the quarter of $56.4 million or $0.19 per common share (basic).
  Cash provided by operating activities for the quarter of $28.3 million.
  Free cash flowNG for the quarter of $9.1 million.
  Gold production for the quarter of 93,784 ounces.
  Copper production for the quarter of 20.6 million pounds.
  Gold production costs for the quarter of $497 per ounce.
  Copper production costs for the quarter of $1.68 per pound.
  All-in sustaining costs on a by-product basisNG for the quarter of $395 per ounce.
  All-in costs on a by-product basisNG for the quarter of $516 per ounce.
  Strong balance sheet with cash position at the quarter-end of $768.4 million.
  Centerra completed the acquisition of the Goldfield Project on February 28.
  The ADR plant at the Öksüt Mine remains on a shutdown since early March due to mercury detected in the gold room. Mining, crushing, stacking and heap leaching activities continue at the site while the Company is evaluating different options to address the issue.
  The Company’s full-year 2022 guidance for the Öksüt Mine and consolidated Centerra remain under review while guidance for the Mount Milligan Mine is unchanged since the last update.
  The impact of the COVID-19 pandemic on its business continues to be minimal as employee absences due to COVID-19, or any other illnesses have been successfully managed.
  Centerra entered into a global arrangement agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the government of Kyrgyz Republic on April 4, 2022 to effect a clean separation of Centerra from Kyrgyzaltyn and Kyrgyz Republic, including through the disposition of Centerra’s ownership in the Kumtor Mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of all of Kyrgyzaltyn’s 77.4 million Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of their disputes, among other provisions.
  Quarterly Dividend declared of CAD$0.07 per common share.

Commentary

Scott Perry, President and Chief Executive Officer of Centerra stated, “In the first quarter, we continued to demonstrate that safety remains Centerra’s top priority, as the Öksüt Mine once again achieved one million consecutive hours of work without a lost time injury. We continue with renewed focus on our safety journey at the Mount Milligan Mine.”

“In the first quarter of 2022, our operating mines continued to deliver strong performance, producing 93,784 ounces of gold and 20.6 million pounds of copper, at gold production costs of $497 per ounce sold and all-in sustaining costs on a by-product basisNG of $395 per ounce sold. Although the ADR plant at the Öksüt Mine was placed on a shutdown in early March, the Company was able to produce 54,691 ounces from the mine in the first quarter at gold production costs and all-in-sustaining cost on a by-product basisNG of $386 and $451 per ounce sold, respectively. The Mount Milligan Mine started the year strong, continuing to demonstrate its reputation as a low cost operator, producing 39,093 ounces of gold, in addition to 20.6 million pounds of copper at gold production costs and all-in-sustaining cost on a by-product basisNG of $647 and $15 per ounce sold, respectively. While the all-in-sustaining cost on a by-product basisNG of $15 per ounce sold at the Mount Milligan Mine was positively impacted by by-product credits, the all-in-sustaining cost on a co- product basisNG was $819 per ounce sold. Financially, the Company generated cash provided by operating activities of $28.3 million, including $63.6 million generated at the Öksüt Mine and $20.8 million from the Mount Milligan Mine. The Mount Milligan Mine’s cash generation was impacted by the timing of cash collection on the gold and copper concentrate sale of $42 million occurring late in the quarter with cash not received until the second quarter of 2022. After closing the acquisition of the Goldfield Project, the Company ended the quarter with a cash balance of $768.4 million.”

“In 2022, we continue to expect strong operational performance at the Mount Milligan Mine, with full-year guidance unchanged from the last update. The Öksüt Mine 2022 gold doré bar production guidance remains under review. While the ADR plant at the Öksüt Mine remains currently on a shutdown, mining, crushing, stacking, and leaching activities continue according to plan up to the stage of loading gold onto carbon. The Company continues to evaluate options to remediate the issue at the ADR plant while undertaking an analysis to determine alternative means of monetizing gold in carbon material which could provide a temporary solution until gold doré bar production is restarted at site or over the life of mine with minimal equipment required at the ADR plant.”

“Subsequent to quarter-end, we announced that we had entered into a global arrangement agreement with Kyrgyzaltyn and the Kyrgyz Republic, with the hopes to close the agreement in the coming months. This agreement allows Centerra to move forward with a renewed focus on our core operations. We continue to invest in greenfield and brownfield exploration, with increased drilling programs at the Mount Milligan and Öksüt Mines, where we have seen promising results. Following the closing of the Goldfield project’s acquisition, we initiated planning of drilling programs as well as permitting, community outreach, regulatory compliance and land management activities. We continue the work on the new Mount Milligan Mine technical report which is expected to be released in the second quarter of 2022.”

“Based on the Company’s continued strong financial position, operating results and cash flows, the Board approved a quarterly dividend of CAD$0.07 per share on May 3, 2022 to shareholders of record on May 18, 2022.”

“We expect 2022 to be a transformative year for Centerra and we expect to see continued strong performance from our operating mines, advancement of the Goldfield Project, and meaningful generation of cash provided by operating activities and free cash flowNG.”

Board and Management Changes

Centerra is pleased to announce the appointment of Wendy Kei to its Board of Directors. Ms. Kei is an accomplished finance executive with over 25 years of business experience in a variety of industries, including mining sector. She brings a strong focus on corporate governance, finance, risk management and significant expertise in executing complex mergers and acquisitions. Ms. Kei is a Chartered Professional Accountant and previously served as Chief Financial Officer of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation and Aber Diamond Corporation). Ms. Kei is a member of the Chartered Professional Accountants of Ontario, holds an ICD.D designation from the Institute of Corporate Directors and holds a Bachelor of Mathematics from the University of Waterloo. Ms. Kei was selected as a 2016 Diversity 50 Candidate by the Canadian Board Diversity Council.

Centerra also announces that Dan Desjardins has retired as the Company’s Vice President and Chief Operating Officer. The Company offers its sincere thanks and gratitude to Dan for his dedication, leadership and contributions to the strategic direction of Centerra during his many years of service since joining the Company in 2015. Under Mr. Desjardins’ leadership, first as President of Kumtor Gold Company and subsequently as Vice President and Chief Operating Officer, and through his enduring passion for continuous improvement, the Kumtor Mine was elevated to world-class status and the construction of the Öksüt Mine was delivered on time and under budget and has since fully repaid its upfront investment within its first two years of commercial production. The Company thanks Mr. Desjardins for his contributions to Centerra over the many years and wishes Dan all the best in his retirement.

Exploration Update

Exploration activities in the first quarter of 2022 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Turkey, Finland and the United States of America.

Exploration expenditures for the first quarter of 2022 were $8.2 million. The activities were primarily focused on expanded drilling programs at the Mount Milligan Mine and the Öksüt Mine.

In the first quarter of 2022, 18 drill holes totalling 11,320 metres of diamond drilling were completed at the Mount Milligan Mine, including exploration drilling (3,803 metres in 7 drill holes) and resource expansion drilling (7,517 metres in 11 drill holes). In 2022, drilling at the Mount Milligan Mine will continue to target gold and copper porphyry mineralization below and adjacent to the current ultimate open-pit boundary, as well as continue to test targets with potential for shallower mineralization peripheral to the current pits.

In the first quarter of 2022, exploration activities at the Öksüt Mine comprised diamond drilling (2,344 metres in ten drill holes). Exploration drilling activities were mainly focused on testing the potential for further oxide gold mineralization at the Keltepe Northwest and Keltepe North-Northwest deposits. In the second quarter of 2022, drilling at the Öksüt Mine will continue to target potential expansion of oxide gold mineralization at the Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits as well as testing the potential for new oxide gold mineralization at targets peripheral to the known deposits.

The Goldfield Project in Nevada has three known deposits, Gemfield, Goldfield Main and McMahon Ridge, as well as large areas of underexplored and highly prospective tenure. Initial exploration activities involved review and assessment of the geological, geophysical, geochemical, and drilling data, geological modelling and interpretation, planning of geophysical surveys, and the design of exploration and infill/resource expansion drilling programs. Airborne and ground geophysical surveys and reverse circulation drilling programs are planned to commence in the second quarter of 2022.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following: http://ml.globenewswire.com/Resource/Download/9fed935b-5a71-4650-88dc-16d4481be14e

About Centerra

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call

Centerra invites you to join its 2022 first quarter conference call on Wednesday, May 4, 2022 at 9:30 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America 1 (877) 758-1913. International participants may access the call at +1 (416) 641-6202. Results summary presentation slides are available on Centerra’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Notified (formerly Intrado) and can be accessed live at Centerra’s website at www.centerragold.com. A recording of the call will be available on Centerra’s website at www.centerragold.com shortly after the call and via telephone until midnight Eastern Standard Time on May 18, 2022 by calling +1 (416) 626-4100 or (800) 558-5253 and using passcode 22018170.

For more information:

Toby Caron	Shae Frosst
Treasurer and Director, Investor Relations	Manager, Investor Relations
(416) 204-1694	(416) 204-2159
toby.caron@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of May 3, 2022 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2022 in comparison with the corresponding period ended March 31, 2021. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2022, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.

Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2022 Outlook and 2022 Guidance, including outlook on production (including the timing thereof), cost, free cash flow and capital spend in 2022, and the assumptions used in preparing such guidance and Outlook, including those discussed under “2022 Material Assumptions”; the impact of the seizure of the Kumtor Mine by the Kyrgyz Republic in May 2021 on the Company’s other operations and businesses; the expected benefits of the Arrangement Agreement (as defined herein); the expected timing to close the Arrangement (as defined herein); the expected timing to suspend and terminate the various proceedings contemplated by the Arrangement, including the withdrawal or termination of the Kyrgyz Proceedings (as defined herein); and the timing of Centerra’s special meeting of shareholders to consider and vote on the Plan of Arrangement contemplated by the Arrangement Agreement (as defined herein); and matters related thereto; the outcome of arbitration and other proceedings initiated by the Company regarding the unlawful seizure by the Kyrgyz Republic of the Kumtor Mine in May 2021, or the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine; possible impacts to its operations relating to COVID-19; the Company’s expectation regarding having sufficient water at Mount Milligan in the medium-term for its targeted throughput and its plans for a long-term water solution; the Company’s continued evaluation of potential activity at the Kemess East Project; expectations regarding the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan; expectations regarding the future joining of the Keltepe North and Keltepe Northwest deposits; the Company’s expectations regarding exploration results in connection with the Sivritepe Project; expectations in respect of the acquisition of the Goldfield District Project (the “Goldfield Project”), including the anticipated benefits and strategic rationale of the transaction and future prospects in respect of the Goldfield Project; the Company’s expectations of adequate liquidity and capital resources for 2022; plans to reduce working capital balance at the Molybdenum Business Unit and plans related to potential restart or divestment of the Thomson Creek Mine or the Endako Mine; and, expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; risks that any of the conditions precedent to the Arrangement will not be satisfied in a timely manner or at all; the impact of any actions taken by the Kyrgyz Republic Parliament or the Kyrgyz Republic, or any of its instrumentalities, prior to the completion of the Arrangement, including the failure of the Kyrgyz Government and/or Kyrgyzaltyn to comply with their respective obligations under the Arrangement Agreement; risks related to the continued imposition by the Kyrgyz Republic of external management on the Company’s wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”) or the prolongation of such external management, including risks that the external manager materially damages the Kumtor Mine’s operations; the inability of the external management of KGC to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Republic taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets prior to the Completion of the Arrangement; risks that the Kyrgyz Republic undertake further unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the uncertainty of potential outcomes in the Kyrgyz Proceedings (as defined herein), the arbitration process (including risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic and/or Kyrgyzaltyn or that such claims may not be practically enforceable against the Kyrgyz Republic and/or Kyrgyzaltyn), the Chapter 11 proceedings, or the proceedings before the Ontario court against Tengiz Bolturuk; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; completion of the acquisition of the Goldfield Project in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements in respect thereof, management’s assessment of the effects of the successful completion of the proposed acquisition of the Goldfield Project and the making of a determination to proceed with the development of the Goldfield Project on terms acceptable to Centerra; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/ partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of May 3, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

TABLE OF CONTENTS

Overview	1
Overview of Consolidated Financial and Operational Highlights	2
Overview of Consolidated Results	3
Outlook	4
Recent Events and Developments	4
Financial Performance	7
Financial Instruments	9
Balance Sheet Review	10
Liquidity and Capital Resources	10
Operating Mines and Facilities	11
Discontinued Operations	20
Quarterly Results – Previous Eight Quarters	21
Related Party Transactions	21
Accounting Estimates, Policies and Changes	22
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	22
Non-GAAP and Other Financial Measures	23
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	28

Overview

Centerra’s Business

Centerra is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Turkey (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). Although the Company remains the rightful owner of KGC, the seizure of the Kumtor Mine and the actions of the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) have resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021, and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements. The Company has entered into a global arrangement agreement (“Arrangement Agreement”) dated April 4, 2022 with, among others, Kyrgyzaltyn and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of all disputes. The transactions contemplated by the Arrangement Agreement have not been recognized in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2022.

As of March 31, 2022, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Advanced exploration	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
Kumtor Gold Company CJSC	Kumtor Mine - Kyrgyz Republic	Discontinued operation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of May 3, 2022, there are 297,440,601 common shares issued and outstanding, options to acquire 2,837,604 common shares outstanding under the Company’s stock option plan, and 915,944 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March31,
	2022	2021	% Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	295.2	226.2	31%
Production costs	144.2	121.4	19%
Depreciation, depletion, and amortization	37.5	34.4	9%
Earnings from mine operations	113.5	70.5	61%
Net earnings from continuing operations	89.4	111.4	(20)%
Adjusted net earnings from continuing operations(1)	56.4	28.2	100%
Net earnings from discontinued operations	—	56.0	(100)%
Net earnings(2)	89.4	167.4	47%
Adjusted net earnings(1)(2)	56.4	84.2	(33)%
Cash provided by operating activities from continuing operations	28.3	86.4	(67)%
Free cash flow from continuing operations(1)	9.1	68.0	(87)%
Adjusted free cash flow from continuing operations(1)	19.1	68.0	(72)%
Cash provided by operating activities from discontinued operations	—	66.7	(100)%
Net cash flow deficit from discontinued operations(3)	—	(1.9)	(100)%
Additions to property, plant and equipment (“PP&E”)	210.2	15.9	1222%
Capital expenditures - total(1)	16.0	18.0	(11)%
Sustaining capital expenditures(1)	15.1	17.5	(14)%
Non-sustaining capital expenditures(1)	0.9	0.5	69%
Net earnings from continuing operations per common share - basic(4)	0.30	0.38	(20)%
Net earnings per common share - $/share basic(2)(4)	0.30	0.57	(47)%
Adjusted net earnings from continuing operations per common share - basic(1)(4)	0.19	0.10	99%
Adjusted net earnings per common share - $/share basic(1)(2)(4)	0.19	0.28	(33)%
Operating highlights (continuing operations basis)
Gold produced (oz)	93,784	70,177	34%
Gold sold (oz)	94,908	82,082	16%
Average market gold price ($/oz)	1,879	1,797	5%
Average realized gold price ($/oz )(5)	1,687	1,465	15%
Copper produced (000s lbs)	20,558	18,609	10%
Copper sold (000s lbs)	19,449	22,783	(15)%
Average market copper price ($/lb)	4.53	3.86	17%
Average realized copper price ($/lb)(5)	3.77	2.72	39%
Molybdenum sold (000s lbs)	2,887	3,309	(13)%
Average market molybdenum price ($/lb)	19.08	11.29	78%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	497	644	(23)%
All-in sustaining costs on a by-product basis ($/oz)(1)	395	575	(31)%
All-in costs on a by-product basis ($/oz)(1)	516	724	(29)%
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	735	863	(15)%
Copper production costs ($/lb)	1.68	1.42	18%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.11	1.68	26%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3) Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4) As at March 31, 2022, the Company had 297,387,727 common shares issued and outstanding, of which 26.1% were held by Kyrgyzaltyn.
(5) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Overview of Consolidated Results

Although the Company remains the rightful legal owner of KGC, due to the seizure of the Kumtor Mine and the related actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three months ended March 31, 2021. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A exclude the Kumtor Mine’s operations, unless otherwise noted. The impact of the Arrangement Agreement signed on April 4, 2022 has not been yet recognized in the financial statements presented.

First Quarter 2022 compared to First Quarter 2021

Net earnings of $89.4 million were recognized in the first quarter of 2022, compared to net earnings of $167.4 million in the first quarter of 2021. The decrease in net earnings was primarily due to a $72.3 million gain recognized on the sale of the Company’s interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”) in the first quarter of 2021 and higher current income tax expense related to the Öksüt Mine in the first quarter of 2022. In addition, there were higher corporate administration costs in the first quarter of 2022 primarily due to the effect of the increase in the Company’s share price on the provision for share-based compensation, an increase in consulting costs from various information technology projects and an increase in insurance expenses and costs associated with the NYSE listing.

The decrease in net earnings was partially offset by higher earnings from mine operations of $113.5 million in the first quarter of 2022 compared to $70.5 million in the first quarter of 2021 primarily due to an increase in ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by higher production costs in the Molybdenum BU. In addition, there was a higher reclamation provision revaluation recovery of $42.0 million in the first quarter of 2022 compared to $10.9 million in the first quarter of 2021 primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future cash flows at sites on care and maintenance in the Molybdenum BU. The Company did not report any earnings related to discontinued operations in the first quarter of 2022. Net earnings from discontinued operations were $56.0 million in the first quarter of 2021.

Adjusted net earningsNG of $56.4 million were recognized in the first quarter of 2022, compared to adjusted net earningsNG from continuing operations of $28.2 million in the first quarter of 2021. The increase in adjusted net earningsNG was primarily due to an increase in ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine and pounds of molybdenum sold at the Molybdenum BU. The increase was partially offset by higher corporate administration costs and higher current income tax expense related to the Öksüt Mine.

The most significant adjusting items to net earnings in the first quarter of 2022 were:

  $42.0 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.
  $6.5 million in legal and other costs directly related to the seizure of the Kumtor Mine.
  $2.5 million of income tax adjustments resulting from foreign currency exchange rate impact on the deferred income taxes related to the Öksüt Mine.

The most significant adjusting items to net earnings from continuing operations in the first quarter of 2021 were the
$72.3 million gain on the sale of Greenstone project and the $10.9 million reclamation recovery resulting from the reduction in the reclamation provision due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

Cash provided by operating activities from continuing operations was $28.3 million in the first quarter of 2022, compared to $86.4 million in the first quarter of 2021. The decrease in cash provided by operating activities was primarily due to an increase in income taxes paid of $21.8 million, related to the Öksüt Mine and an unfavourable working capital change at the Mount Milligan Mine as a result of timing of cash collection on concentrate sales and timing of vendor payments made in the period. In addition, there was an unfavourable working capital change at the Molybdenum BU from an increase in product inventory held at a higher average molybdenum prices and timing of cash collection on sales in the period. Cash provided by operating activities from discontinued operations was $66.7 million in the first quarter of 2021.

Free cash flowNG of $9.1 million was recognized in the first quarter of 2022, compared to free cash flowNG from continuing operations of $68.0 million in the first quarter of 2021. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities, partially offset by slightly lower sustaining capital expendituresNG.

2022 Outlook

The Company’s 2022 outlook was disclosed in the MD&A for the year ended December 31, 2021 and 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. In March 2022, the Company announced that mercury was detected at the adsorption-desorption recovery (“ADR”) plant at the Öksüt Mine and the gold doré bar production was suspended. The outlook for the Öksüt Mine and consolidated Centerra are currently under review while the rest of the outlook that was previously communicated, including the Mount Milligan Mine, remains unchanged. Following a thorough review, the Company expects to provide an update in the second quarter of 2022. Refer to Recent Events and Developments section in this MD&A for further details on the Öksüt Mine.

Recent Events and Developments

Kumtor Mine

On April 4, 2022, Centerra announced that it had entered into a global arrangement agreement with, among others, Kyrgyzaltyn and the Kyrgyz Republic (the “Arrangement Agreement”) to effect a clean separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor Mine and investment in the Kyrgyz Republic, the purchase for cancellation by Centerra of Kyrgyzaltyn’s 77.4 million Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of all disputes. The Arrangement Agreement contemplates the following principal elements:

  Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn will receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately $36 million, a portion of which will be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn upon the purchase for cancellation of its Centerra shares (the “Share Exchange” and, together with the other transactions contemplated by the Arrangement Agreement, the “Arrangement”).
  Full and final releases of all past, present and future claims of the parties.
  Termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability. This includes:
    Any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “Kyrgyz Proceedings”) are to be withdrawn and terminated to Centerra’s sole satisfaction within 45 days of the date of the Arrangement Agreement;
    Binding international arbitration proceedings that were previously commenced by the Company, KGC and KOC against the Kyrgyz Republic and Kyrgyzaltyn have been suspended and are to be terminated within two business days of the closing of the Arrangement;
    No further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the proceedings commenced by the Company in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former member of the Centerra’s Board of Directors, from the date of the Arrangement Agreement. From the closing of the Arrangement, Centerra will consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr. Bolturuk on February 15, 2022; and
    Subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to voluntarily dismiss the Chapter 11 proceedings in U.S. Bankruptcy Court for the Southern District of New York, effective as of the closing of the Arrangement.
  Centerra repaying the inter-company balance between Centerra and KGC by paying $50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement.
  The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn.
  Termination of all agreements entered into by Centerra in respect of the Kumtor Mine vis-à-vis Centerra’s rights and obligations.
  The transfer of the Kumtor reclamation trust funds, which were being held in trust to fund ongoing reclamation activities at the Kumtor Mine, to a Kyrgyz reclamation account held by KGC.

Certain aspects of the Arrangement will be implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act, including the Share Exchange, the resignation of Kyrgyzaltyn’s nominees from the Board, repayment by Centerra of cash amounts to KGC and the repayment of the intercompany balance owning by Centerra to KGC. In addition, the Plan of Arrangement will implement certain related ancillary matters which include: (i) the termination of Centerra’s Insurance Risk Rights Plan dated as of June 21, 2004; (ii) the elimination of the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra would be authorized to issue common shares and preference shares, each having unamended rights, privileges, restrictions and conditions; and (iii) releases and waivers in favour of Centerra and each of its then affiliates and each of its representatives.

In order for Centerra to proceed with the Arrangement and the Plan of Arrangement, a special resolution of Centerra shareholders authorizing the Plan of Arrangement must be approved by (i) at least a majority of the votes cast by Centerra shareholders (excluding for this purpose votes attached to Centerra common shares held by Kyrgyzaltyn and any other persons required to be excluded under applicable Canadian law) and (ii) at least two-thirds of the votes cast by all Centerra shareholders, in each case represented in person or by proxy at a special meeting of Centerra shareholders. In addition to such Centerra shareholder and Ontario court approvals and the principal elements of the Arrangement described above, the Arrangement is subject to a number of customary conditions precedent.

Full details of the Arrangement Agreement, the Arrangement and the transactions contemplated thereby, the background to the Arrangement, the rationale for the Arrangement and the risks related thereto, among other matters, will be included in the management information circular mailed to Centerra shareholders in connection with the special meeting of Centerra shareholders to consider and approve the Arrangement. Centerra currently expects to hold a special meeting of Centerra shareholders to consider and, if deemed advisable, approve the Plan of Arrangement in the second quarter of 2022.

Despite the entering into of the Arrangement Agreement, several risks remain to completion. There can be no assurance that Kyrgyzaltyn or the Kyrgyz Republic will not take unilateral actions which are inconsistent with their obligations under the Arrangement Agreement or that the conditions precedent to the Arrangement (including the termination or withdrawal of Kyrgyz Proceedings to the satisfaction of Centerra) will be satisfied in a timely manner or at all. There can similarly be no assurance that the Arrangement will be approved by Centerra shareholders or the Ontario court, as described above, or that the Arrangement will not be challenged by third parties. If Centerra is unable to complete the Arrangement in a manner that provides for a clean separation from Kyrgyzaltyn and the Kyrgyz Republic, including the termination or withdrawal of Kyrgyz Proceedings to its satisfaction, the Arrangement may not close. Accordingly, there can be no assurance that the Arrangement will be consummated in accordance with the Arrangement Agreement or at all.

For more information regarding the events surrounding the seizure of the Kumtor Mine in May 2021, including the measures taken by Centerra KGC and KOC in response thereto, please refer to the Company’s Annual Information Form and M&DA for the year ended December 31, 2021 and 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Suspension of gold doré bar production at the Öksüt Mine

On March 18, 2022, Centerra announced that it had suspended gold doré bar production at the Öksüt Mine due to mercury detected in the gold room of the ADR plant. Centerra has taken several initial actions in response, including initially cleaning mercury from affected areas, taking steps to mitigate and prevent exposure, implementing the necessary safety protocols and providing protective equipment to ensure health and safety of employees and contractors as well as taking all necessary regulatory reporting steps.

Mining, stockpiling, crushing, stacking and leaching activities continue at the Öksüt Mine while the work is underway to assess and potentially procure equipment necessary to safely remove the mercury in the gold recovery process. Ore continues to be processed within the ADR plant into a gold-in-carbon form. The Company has engaged international experts to propose modifications to the sections of the ADR plant, including the gold room, to process mercury-bearing ore. The Company is also evaluating several potential technical solutions to remove the mercury in the gold recovery process, including a retort and scrubbing system in the ADR plant and has engaged external consultants to prepare an execution plan. Centerra is also undertaking an analysis to determine alternative means of monetizing gold in carbon material which could provide a temporary solution until gold doré bar production is restarted at site or over the life of mine with minimal equipment required within the ADR plant.

Acquisition of Goldfield Project

On February 28, 2022, Centerra announced the completion of the acquisition of Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC. The final purchase consideration comprised $176.7 million in cash paid at closing, including reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure, and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is approved by its Board of Directors with respect to the project, among other things.

Goldfield Project is a conventional open-pit, heap leach project located in Nevada, USA, a Tier 1 mining jurisdiction, and contains three known deposits. The Company believes that the project has upside potential from its large, under- explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States. Following the transaction closing, we initiated planning of drilling programs as well as permitting, community outreach, regulatory compliance and land management activities. Airborne and ground geophysical surveys and reverse circulation drilling programs are planned to commence in the second quarter of 2022.

COVID-19 and Global Supply Chain Disruption

Centerra continues to take steps to minimize the effect of the COVID-19 pandemic on its business. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities. The Mount Milligan Mine, the Öksüt Mine and or any of the Company’s other operations have not been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly. Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. The Company also continues to monitor for any adverse impact on the global supply chain or other consequences from the Russian invasion in Ukraine; however, the supply of critical consumables and reagents to the Company’s sites has not been affected to date.

Employee Health and Safety

The Company recognized the following notable developments in the course of the first quarter of 2022:

  The Kemess Project achieved three years without a lost-time injury.
  Endako Mine achieved seven years without a reportable injury.
  The Öksüt Mine achieved one million work hours without a lost-time injury.
  There were four reportable injuries company-wide, including one lost-time injury, two medical aid injuries, and one restricted work injury.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.

First Quarter 2022 compared to First Quarter 2021

Revenue of $295.2 million was recognized in the first quarter of 2022 compared to $226.2 million in the first quarter of 2021. The increase in revenue was primarily due to an increase in ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine and pounds of molybdenum sold at the Molybdenum BU.

Gold production was 93,784 ounces in the first quarter of 2022 compared to 70,178 ounces in the first quarter of 2021. Gold production in the first quarter of 2022 included 54,691 ounces of gold from the Öksüt Mine due to higher ore tonnes stacked on the heap leach and higher grade of tonnes stacked. The Mount Milligan Mine produced 39,093 ounces of gold in the first quarter of 2022 compared to 42,576 ounces in the first quarter of 2021 primarily due to lower gold grades, partially offset by higher recoveries and higher mill throughput.

Copper production at the Mount Milligan Mine was 20.6 million pounds in the first quarter of 2022 compared to 18.6 million pounds in the first quarter of 2021. The increase was primarily due to higher recoveries and higher mill throughput, partially offset by lower copper grades.

The Langeloth Facility roasted and sold 1.1 million pounds and 2.9 million pounds of molybdenum, respectively, in the first quarter of 2022, compared to 2.7 million pounds and 3.3 million pounds, respectively in the first quarter of 2021. This decrease in the molybdenum roasted and sold was primarily due to an unplanned acid plant shutdown that impacted the Facility’s ability to roast purchased molybdenum.

Cost of sales of $181.7 million was recognized in the first quarter of 2022 compared to $155.8 million in the first quarter of 2021. The increase was primarily due to higher gold ounces sold resulting in higher production costs at the Öksüt Mine and higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to obtain product inventory to be processed, higher maintenance costs associated with an unplanned acid plant shutdown and the effect of higher unit costs from the mix of products sold in the period.

Gold production costs were $497 per ounce in the first quarter of 2022 compared to $644 per ounce in the first quarter of 2021. The decrease was primarily due to a higher allocation of costs to copper production costs at the Mount Milligan Mine due to the changes in the relative market prices of gold and copper. Partially offsetting the decrease in gold production costs per ounce was an increase in production costs at the Öksüt Mine primarily due to higher royalty costs from an increase in average realized gold prices and the royalty rate used in the calculation of royalties payable and higher site administrative expenses resulting from various corporate social responsibility and information technology projects.

All-in sustaining costs on a by-product basisNG from continuing operations were $395 per ounce in the first quarter of 2022 compared to $575 per ounce in the first quarter of 2021. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to higher average realized copper prices, partially offset by an increase in production costs and corporate, general and administrative costs.

All-in costs on a by-product basisNG from continuing operations were $516 per ounce in the first quarter of 2022 compared to $724 per ounce in the first quarter of 2021. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above, partially offset by higher exploration costs.

Corporate administration costs of $12.3 million were recognized in the first quarter of 2022 compared to $4.9 million in the first quarter of 2021. The increase was primarily due to the effect of the increase in the Company’s share price on the provision for share-based compensation, an increase in consulting costs for various information technology projects and an increase in insurance expenses and costs associated with the NYSE listing.

Reclamation recovery was $42.0 million in the first quarter of 2022 compared to $10.9 million in the first quarter of 2021. The $42.0 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

A gain on sale of $72.3 million (excluding contingent receivable consideration) was recognized in the first quarter of 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership.

The company recognized income tax expense of $29.2 million in the first quarter of 2022, comprising current income tax expense of $37.5 million and deferred income tax recovery of $8.3 million, compared to income tax expense of $19.6 million in the first quarter of 2021, comprising current income tax expense of $15.6 million and deferred income tax expense of $4.0 million. The increase in income tax expense was primarily due to the taxation of the Öksüt Mine’s income at the full statutory income tax rate from the full utilization of Oksut’s Investment Incentive Certificate as of the end of 2021, and from the net impact of foreign exchange fluctuation on monetary assets and liabilities.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at March 31, 2022 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at March 31, 2022
Instrument	Unit	Type	Q2 - Q4 2022	2023	2024	Q2 - Q4 2022	2023	2024	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.28/$1.35	$1.24/$1.30	$1.25/$1.32	$187.0 M (40%)	$146.0 M	$72.0 M	$405.0 M	6,886
USD/CAD forward contracts	CAD	Fixed	1.29	1.27	1.29	$137.0 M (28%)	$116.0 M	$24.0 M	$277.0 M	4,889
Total						$324.0 M (68%)	$262.0 M	$96.0 M	$682.0 M	11,775

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$63/$69	$73/$78	N/A	30,100 (26%)	13,500	N/A	43,600	2,403
ULSD swap contracts	Barrels	Fixed	$62	$79	$82	48,500 (42%)	44,000	15,600	108,100	5,000
Total						78,600 (68%)	57,500	15,600	151,700	7,403

Copper Hedges(1):
Copper zero-cost collars	Pounds	Fixed	$3.66/$4.82	$4.00/$4.91	$4.00/$5.06	31.9 M (65%)	22.8 M	9.9 M	64.6 M	(11,795)

Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	25,210	N/A	N/A	25,210	936
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	2.3M	N/A	N/A	2.3 M	222

(1) The copper hedge ratio is based on the forecasted copper sales production, net of the streaming arrangement with Royal Gold.
(2) Royal Gold hedging program with a market price determined on closing of the contract.

The realized gain (loss) recorded in the consolidated statements of earnings was as follows:

	Three Months Ended March 31,
($millions)	2022	2021	% Change
Foreign exchange hedges	2,069	3,662	(44)%
Fuel hedges	1,883	2,252	(16)%
Copper hedges	—	(9,026)	(100)%

As at March 31, 2022, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	March 31, 2022	December 31, 2021	% Change
Total Assets	2,733.0	2,676.6	2%
Total Liabilities	611.7	633.0	(3)%
Total Equity	2,121.3	2,043.6	4%

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position. The assets and liabilities presented as at March 31, 2022 and December 31, 2021 do not include the Kumtor Mine.

Cash as at March 31, 2022 was $768.4 million compared to $947.2 million as at December 31, 2021. The decrease was primarily due to cash consideration of $176.7 million paid on closing for the acquisition of Goldfield Project and dividends paid of $12.3 million in 2022. The decrease was partially offset by free cash flowNG from continuing operations of $9.1 million for the first quarter of 2022.

Amounts receivable as at March 31, 2022 were $141.8 million compared to $76.8 million at December 31, 2021. The increase was primarily due to a shipment of concentrate from the Mount Milligan Mine in late March 2022, for which the funds were not collected until the second quarter of 2022 and an increase in accounts receivable balance due to timing of cash collection from molybdenum sales.

The carrying value of property, plant and equipment as at March 31, 2022 was $1.44 billion compared to $1.27 billion as at December 31, 2021. The increase was primarily due to additions of $208.2 million of property, plant and equipment resulting from the acquisition of the Goldfield Project, partially offset by depreciation, depletion and amortization of property, plant and equipment in the normal course of operations during the period.

Deferred income tax assets as at March 31, 2022 were $88.8 million compared to $101.3 million as at December 31, 2021. The decrease reflects the expected utilization of these assets to reduce current income tax expense at the Mount Milligan Mine in 2022.

Income tax payable as at March 31, 2022 was $37.6 million compared to $25.3 million at December 31, 2021. The increase was primarily due to the increase in current income taxes on income from the Öksüt Mine, partially offset by tax payments made during the period.

Deferred income tax liabilities as at March 31, 2022 were $33.4 million compared to $54.9 million at December 31, 2021. The decrease was primarily due to the tax effects of reversal of temporary differences between accounting and tax basis of the balances related to the Öksüt Mine, including the impact of foreign exchange rate changes on the temporary differences.

The long-term portion of the provision for reclamation as at March 31, 2022 was $277.4 million compared to $331.3 million at December 31, 2021. The decrease was primarily due to an increase in the risk-free interest rates applied to the future cash flows at all the sites.

The other non-current liabilities as at March 31, 2022 were $51.0 million compared to $19.4 million at December 31, 2021. The increase was primarily due to a deferred milestone payment of $30.1 million related to the acquisition of the Goldfield Project.

Liquidity and Capital Resources

The Company’s total liquidity position as at March 31, 2022 was $1,168.4 million, representing a cash balance of $768.4 million and $400 million available under a corporate credit facility.

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the first quarter of 2021. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

First Quarter 2022 compared to First Quarter 2021

Cash provided by operating activities from continuing operations was $28.3 million in the first quarter of 2022, compared to $86.4 million in the first quarter of 2021. The decrease in cash provided by operating activities was primarily due to an increase in income taxes paid of $21.8 million related to the Öksüt Mine and an unfavourable working capital change at the Mount Milligan Mine as a result of timing of cash collection from concentrate shipments and timing of vendor payments made in the period. In addition, there was an unfavourable working capital change at the Molybdenum BU from an increase in accounts receivable from the timing of cash collection on molybdenum sales and timing of vendor payments.

Cash used in investing activities from continuing operations of $194.0 million was recognized in the first quarter of 2022 compared to cash provided by investing activities of $194.1 million in the first quarter of 2021. Cash used in first quarter of 2022 is primarily related to the acquisition of the Goldfield Project of $176.7 million. Cash provided in the first quarter of 2021 was primarily due to proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership of $210.3 million.

Cash used in financing activities during the first quarter of 2022 was $13.1 million compared to $0.6 million in the first quarter of 2021. The increase was primarily due to dividends paid of $12.3 million in the first quarter of 2022.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update

Stored water inventory at the Mount Milligan Mine’s Tailings Storage facility (“TSF”) is critical to the mine’s ability to process ore through the process plant on a sustainable basis. In the first quarter of 2022, the Mount Milligan Mine accessed water from groundwater wells near the TSF. The stored water as at March 31, 2022 combined with the incoming freshet in the second quarter of 2022 is expected to replenish the TSF stored water to secure continued operations for a period of twelve months or longer.

In January 2022, after discussions and consultation with British Columbia regulators, First Nations partners and other stakeholders, the Company obtained an amendment to the Mount Milligan Mine’s environmental assessment (“EA”) certificate which will allow access to long-term surface water sources for the life of the project, subject to the receipt of ordinary course permits.

Mount Milligan Mine Financial and Operating Results

	Three months ended March 31
($millions, except as noted)	2022	2021	% Change
Financial Highlights:
Gold revenue	58.5	70.3	(17)%
Copper revenue	73.3	61.9	18%
Other by-product revenue	2.3	3.3	(30)%
Total revenue	134.1	135.5	(1)%
Production costs	58.6	69.1	(15)%
Depreciation, depletion and amortization	23.5	22.9	3%
Earnings from mine operations	52.0	43.5	20%
Earnings from operations(1)	45.6	39.7	15%
Cash provided by mine operations	20.8	89.7	(77)%
Free cash flow from mine operations(2)	6.4	76.9	(92)%
Additions to property, plant and equipment	9.7	12.1	(19)%
Capital expenditures - total(2)	13.4	11.4	18%
Sustaining capital expenditures(2)	12.5	11.3	11%
Non-sustaining capital expenditures(2)	0.9	0.1	100%
Operating Highlights:
Tonnes mined (000s)	10,651	10,673	0%
Tonnes ore mined (000s)	4,992	5,122	(3)%
Tonnes processed (000s)	5,251	4,770	10%
Process plant head grade gold (g/t)	0.35	0.43	(19)%
Process plant head grade copper (%)	0.23%	0.23%	(2)%
Gold recovery (%)	67.9%	66.2%	2%
Copper recovery (%)	81.9%	80.0%	2%
Concentrate produced (dmt)	44,932	41,904	7%
Gold produced (oz) (3)	39,093	42,576	(8)%
Gold sold (oz)(3)	40,204	54,498	(26)%
Average realized gold price - combined ($/oz)(3)(4)	1,456	1,291	13%
Copper produced (000s lbs)(3)	20,558	18,609	10%
Copper sold (000s lbs)(3)	19,449	22,783	(15)%
Average realized copper price - combined ($/lb)(3)(4)	3.77	2.72	39%
Unit Costs:
Gold production costs ($/oz)	647	675	(4)%
All-in sustaining costs on a by-product basis ($/oz)(2)	15	367	(96)%
All-in costs on a by-product basis ($/oz)(2)(5)	121	386	(69)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	819	802	2%
Copper production costs ($/lb)	1.68	1.42	18%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.11	1.68	26%

(1) Includes exploration costs and marketing and selling costs.
(2) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3) Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(5) Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

First Quarter 2022 compared to First Quarter 2021

Earnings from mine operations of $52.0 million were recognized in the first quarter of 2022 compared to $43.5 million in the first quarter of 2021. The increase was primarily due to higher average realized gold and copper prices, and lower production costs, partially offset by an increase in exploration costs and lower gold ounces and copper pounds sold.

Mount Milligan Q1 cash provided by mine operations ($ millions) - https://www.globenewswire.com/NewsRoom/AttachmentNg/9901d7f2-518f-4a35-b4b9-f313d1a27947

Cash provided by mine operations of $20.8 million was recognized in the first quarter of 2022 compared to $89.7 million in the first quarter of 2021. The decrease was primarily due to lower gold ounces and copper pounds sold, an unfavourable working capital change, partially offset by higher average realized gold and copper prices and lower production costs. Working capital levels increased in the first quarter of 2022 as a result of timing of cash collection on concentrate shipments made in the period and timing of vendor payments.

Free cash flowNG from mine operations of $6.4 million was recognized in the first quarter of 2022 compared to $76.9 million in the first quarter of 2021, primarily due to a decrease in cash provided by mine operations and an increase in sustaining capital expenditures related to the implementation of a tailings pumping system which will replace the gravity system.

During the first quarter of 2022, mining activities were carried out in phases 4, 7, 8, and 9 of the open pit. Total tonnes mined were 10.7 million tonnes in the first quarter of 2022 and in the first quarter of 2021.

Total process plant throughput for the first quarter of 2022 was 5.3 million tonnes, averaging 58,346 tonnes per calendar day, compared to 4.8 million tonnes, averaging 53,002 tonnes per calendar day in the first quarter of 2021. The increase in throughput in the first quarter of 2022 was a result of additional SAG mill runtime and grinding circuit advance process controls which were implemented in the second half of 2021.

Gold production was 39,093 ounces in the first quarter of 2022 compared to 42,576 ounces in the first quarter of 2021 due to lower gold grades, partially offset by higher recoveries and higher mill throughput. During the first quarter of 2022, the average gold grade and recoveries were 0.35 g/t and 68%, compared to 0.43 g/t and 66% in the first quarter of 2021. Total copper production was 20.6 million pounds in the first quarter of 2022 compared to 18.6 million pounds in the first quarter of 2021. The increase was primarily due to higher recoveries and higher mill throughput, partially offset by lower copper grades.

Gold production costs were $647 per ounce in the first quarter of 2022 compared to $675 per ounce in first quarter of 2021. The decrease was due to lower production costs and a higher allocation of costs to copper, due to the changes in the relative market prices of gold and copper, partially offset by a decrease in gold ounces sold. The lower production costs were primarily due to a decrease in gold ounces and copper pounds sold and lower milling costs. Lower milling costs were primarily due to lower contractors costs associated with the general mill shutdown which was performed in the first quarter of 2021 but not executed in the first quarter of 2022. Partially offsetting the lower production costs were higher site administrative costs primarily due to an increase in salaries and wages from higher inflation, an increase in recruiting and insurance costs and higher consulting costs related to various information technology and environmental projects. In the first quarter of 2022, the Company was able to reduce the impact of foreign exchange and diesel fuel cost pressures on the Mount Milligan Mine through its hedging program. In addition, the mine was able to initially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues by maintaining increased levels of supplies inventory.

Copper production costs were $1.68 per pound in the first quarter of 2022 compared to $1.42 per pound in the first quarter of 2021. The increase was primarily due to a decrease in copper sold and a higher allocation of production costs to copper, due to the changes in the relative market prices of gold and copper. This was partially offset by lower production costs as outlined above.

Mount Milligan Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz) - https://www.globenewswire.com/NewsRoom/AttachmentNg/bb609b9e-1f51-4cbe-aae9-bc4fa71dca6e

All-in sustaining costs on a by-product basisNG were $15 per ounce in the first quarter of 2022 compared to $367 per ounce in the first quarter of 2021. The decrease was primarily due to lower production costs and higher average realized copper prices, partially offset by lower pounds of copper and ounces of gold sold and higher sustaining capital expenditures related to the installation of a tailings pumping system.

All-in costs on a by-product basisNG were $121 per ounce in the first quarter of 2022 compared to $386 per ounce in the first quarter of 2021. The decrease was due to lower all-in-sustaining costs as noted above, partially offset by an increase in exploration expenses.

Öksüt Mine

The Öksüt Mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.

As outlined in the Recent Events and Developments section in this MD&A above, the Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room of the ADR plant. As the production of gold doré bars was already significantly advanced in the first quarter of 2022, this shutdown did not have a significant impact on the results of operations in the first quarter of 2022, as described below.

Öksüt Mine Financial and Operating Results

	Three months ended March 31
($millions, except as noted)	2022	2021	% Change
Financial Highlights:
Revenue	101.6	49.9	104%
Production costs	21.1	16.1	31%
Depreciation, depletion and amortization	12.6	9.7	30%
Earnings from mine operations	67.9	24.1	182%
Earnings from operations(1)	67.4	23.7	184%
Cash provided by mine operations	63.6	32.0	99%
Free cash flow from mine operations(2)	61.4	26.2	134%
Additions to property, plant and equipment	(0.5)	5.8	(109)%
Capital expenditures - total(2)	2.1	5.8	(64)%
Sustaining capital expenditures(2)	2.1	5.5	(62)%
Non-sustaining capital expenditures(2)	—	0.3	(100)%
Operating Highlights:
Tonnes mined (000s)	2,800	3,280	(15)%
Tonnes ore mined (000s)	1,566	503	211%
Ore mined - grade (g/t)	1.63	0.85	92%
Ore crushed (000s)	911	525	73%
Tonnes of ore stacked (000s)	963	525	83%
Heap leach grade (g/t)	1.59	0.83	92%
Heap leach contained ounces stacked	49,111	14,064	249%
Gold produced (oz)	54,691	27,601	98%
Gold sold (oz)	54,704	27,584	98%
Average realized gold price ($/oz)(3)	1,857	1,809	3%
Unit Costs:
Gold production costs ($/oz)	386	584	(34)%
All-in sustaining costs on a by-product basis ($/oz)(2)	451	804	(44)%
All-in costs on a by-product basis ($/oz)(2)	459	827	(44)%

(1) Includes exploration costs.
(2) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3) This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

First Quarter 2022 compared to First Quarter 2021

Earnings from mine operations were $67.9 million in the first quarter of 2022, compared to $24.1 million in the first quarter of 2021. The increase was primarily due to much higher gold sales and higher average realized gold prices, partially offset by higher production costs and higher depreciation, depletion and amortization. The increase in depreciation, depletion and amortization was primarily due to higher contained ounces stacked on the heap leach.

Öksüt Mine Q1 cash provided by mine operations ($ millions) - https://www.globenewswire.com/NewsRoom/AttachmentNg/acd4130a-721a-47f8-b1e8-c8f41938e963

Cash provided by mine operations of $63.6 million was recognized in the first quarter of 2022, compared to $32.0 million in the first quarter of 2021. The increase was primarily due to an increase in gold ounces sold, partially offset by higher cash taxes paid. The higher cash taxes paid were primarily due to taxation at the full statutory income tax rate, due to the full utilization of Öksüt’s Investment Incentive Certificate as of the end of 2021 and the recognition of taxable gains from the effect of foreign exchange rate changes on monetary assets and liabilities in the taxable income.

Free cash flowNG from mine operations of $61.4 million was recognized in the first quarter of 2022, compared to $26.2 million in the first quarter of 2021. The increase was primarily due to an increase in cash provided by mine operations and lower sustaining capital expendituresNG from a decrease in capitalized stripping costs.

Mining activities in the first quarter of 2022 were carried out in phase 4 of the Keltepe pit. Total tonnes mined were 2.8 million tonnes in the first quarter of 2022 compared to 3.3 million tonnes in the first quarter of 2021. The decrease in tonnes mined was primarily due to higher downtime in the pit from unfavorable weather conditions, including heavy fog, poor visibility and snow.

Processing activities in the first quarter of 2022 were focused on the preparation, stacking and irrigation of the heap leach pad. In the first quarter of 2022 the Öksüt Mine stacked 1.0 million tonnes at an average grade of 1.59 g/t, containing 49,111 ounces of gold, compared to 0.5 million tonnes stacked at an average grade of 0.83 g/t, containing 14,064 ounces of gold in the first quarter of 2021. The increase in ore tonnes and contained ounces stacked in the first quarter of 2022 was primarily due to the lower strip ratio, resulting in a higher number of tonnes of ore mined and stacked. In addition, tonnes of ore stacked in the first quarter of 2022 were sourced from a portion of the Keltepe pit with higher grade mineralization.

Gold production was 54,691 ounces in the first quarter of 2022 compared to 27,601 ounces in the first quarter of 2021, primarily due to higher grades and higher tonnes of ore stacked on the heap leach in the first quarter of 2022.

Gold production costs were $386 per ounce in the first quarter of 2022 compared to $584 per ounce in the first quarter of 2021. The decrease was primarily due to an increase in ounces of gold sold, partially offset by higher production costs. The increase in production costs was primarily due to higher royalty costs from an increase in average realized gold prices and the royalty rate used in the calculation of royalties payable. The increase was partially offset by the weakening of the Turkish lira relative to the US dollar. In the first quarter of 2022, the Company did not experience significant impact on the operation of the Öksüt Mine from the Russian invasion in Ukraine as the supply of critical consumables and reagents such as natural gas and cyanide has not been affected to date.

Öksüt Mine Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz) - https://www.globenewswire.com/NewsRoom/AttachmentNg/3815d719-61c5-4325-a0ac-6b1f1f87c590

All-in sustaining costs on a by-product basisNG were $451 per ounce in the first quarter of 2022 compared to $804 per ounce in the first quarter of 2021. The decrease was primarily due to higher ounces of gold sold and lower sustaining capital expendituresNG, partially offset by higher royalty costs from an increase in average realized gold prices and the royalty rate used in the calculation of royalties payable.

All-in costs on a by-product basisNG were $459 per ounce in the first quarter of 2022 compared to $827 per ounce in the first quarter of 2021. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Thompson Creek Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate, purchased from third parties, into upgraded products which are then sold in the metallurgical and chemical markets.

Molybdenum BU Financial and Operating Results

	Three months ended March 31
($millions, except as noted)	2022	2021	% Change
Financial Highlights:
Molybdenum revenue	58.2	38.7	50%
Other revenue	1.4	2.1	(33)%
Total revenue	59.6	40.8	46%
Production costs	64.5	36.1	79%
Depreciation, depletion and amortization	1.5	1.7	(16)%
(Loss) earnings from mine operations	(6.4)	3.0	(312)%
Care and maintenance costs - Molybdenum mines	3.7	3.2	15%
Reclamation recovery	(42.0)	(10.9)	285%
Other operating expenses	0.4	0.9	(58)%
Net earnings from operations	31.4	9.8	220%
Cash used in operations	(19.8)	(6.8)	(191)%
Free cash flow (deficit) from operations(1)	(20.1)	(7.5)	(168)%
Additions to property, plant and equipment	0.2	0.7	(67)%
Total capital expenditures(1)	0.4	0.7	(42)%
Operating Highlights:
Mo purchased (lbs)	3,023	2,795	8%
Mo roasted (lbs)	1,138	2,659	(57)%
Mo sold (lbs)	2,887	3,309	(13)%
Average market Mo price ($/lb)	19.08	11.29	69%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

First Quarter 2022 compared to First Quarter 2021

Net earnings from operations of $31.4 million was recognized in the first quarter of 2022 compared to net earnings of $9.8 million in the first quarter of 2021. The increase in the first quarter of 2022 was mainly from an increase in reclamation recovery primarily due to an increase in the risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by loss from mine operations. The loss from mine operations was primarily due to higher average molybdenum prices paid to obtain product inventory to be processed, higher maintenance costs associated with an unplanned acid plant shutdown extending for longer than one month and the effect of higher unit costs from the mix of products sold in the period.

Cash used in operations of $19.8 million was recognized in the first quarter of 2022, compared to cash used in operations of $6.8 million in the first quarter of 2021. The increase in cash used in operations is primarily due to the loss from operations and an unfavourable working capital change from an increase in accounts receivable as a result of timing of cash collection on molybdenum sales made in the period and timing of vendor payments. The total working capital balance of the Molybdenum BU increased from $126.2 million as at December 31, 2021 to $139.7 million as at March 31, 2022. During the first quarter of 2022, a review of the existing Molybdenum BU operations was undertaken with a plan established to significantly reduce working capital balances and eliminate up to approximately $8.0 million in annual costs. During the first quarter of 2022, the average market molybdenum price remained high at $19.08 per pound. The Company continues to evaluate the Thompson Creek Mine and the Endako Mine for potential restart or divestment.

Free cash flow deficit from operationsNG of $20.1 million was recognized in the first quarter of 2022, compared to free cash flow deficit of $7.6 million in the first quarter of 2021. The increased deficit was primarily due to higher cash used in operations as noted above.

The Langeloth Facility roasted and sold 1.1 million pounds and 2.9 million pounds of molybdenum, respectively, in the first quarter of 2022, compared to 2.7 million pounds and 3.3 million pounds, respectively in the first quarter of 2021. This decrease in the molybdenum roasted was primarily due to an unplanned acid plant shutdown that impacted the Facility’s ability to roast purchased molybdenum. The decrease in the molybdenum sold was primarily due to a decline in molybdenum concentrate available for roasting due to the acid plant shutdown and lower planned sales from a change in customer base and the sales mix.

Moly Oxide Pricing $USD/lb (Jan 2020 - Mar 2022) - https://www.globenewswire.com/NewsRoom/AttachmentNg/f894edb9-f5c4-41e3-9936-71857f92b005

Discontinued Operations

Kumtor Mine

As a result of the loss of control, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is presenting no financial and operating results pertaining to the first quarter of 2022.

Kumtor Mine Financial and Operating Results

($millions, except as noted)	Three months ended March 31,
	2022	2021
Financial Highlights:
Revenue	—	175.6
Production costs	—	48.3
Depreciation, depletion and amortization	—	38.5
Earnings from mine operations	—	88.8
Net earnings from discontinued operations	—	56.1
Cash provided by operating activities from discontinued operations	—	66.7
Cash used in investing activities from discontinued operations	—	68.7
Net cash flow from discontinued operations	—	(1.9)
Free cash flow from discontinued operations(1)	—	4.0
Operating Highlights:
Tonnes mined (000s)	—	49,210
Tonnes ore mined (000s)	—	885
Tonnes processed (000s)	—	1,595
Process plant head grade (g/t)	—	2.41
Recovery (%)(2)	—	71.3%
Gold produced (oz)	—	90,169
Gold sold (oz)	—	98,437
Unit Costs:
Gold production costs ($/oz)	—	492
All-in sustaining costs on a by-product basis ($/oz)(1)	—	888
All-in costs on a by-product basis ($/oz)(1)	—	1,417

(1) Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sales of its interest in the Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of March 31, 2022 due to significant uncertainty associated with the Greenstone project.

Quarterly Results – Previous Eight Quarters

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2022	2021				2020
quarterly data unaudited	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	295	251	221	202	226	212	251	130
Net earnings (loss) from continuing operations(1)	89	275	28	33	111	31	82	(39)
Basic earnings (loss) per share - continuing operations	0.30	0.93	0.09	0.11	0.37	0.10	0.28	(0.13)
Diluted earnings (loss) per share - continuing operations	0.30	0.92	0.09	0.10	0.36	0.10	0.26	(0.13)
Net earnings (loss)(2)	89	275	28	(852)	167	95	206	81
Basic earnings (loss) per share(2)	0.30	0.93	0.09	(2.87)	0.57	0.32	0.70	0.27
Diluted earnings (loss) per share(2)	0.30	0.92	0.09	(2.87)	0.55	0.32	0.68	0.27

(1) Net earnings from continuing operations in Q4 2021 reflects the impact of impairment reversal at the Mount Milligan Mine.
(2) Net loss in Q2 2021 reflects the impact of derecognition of the Kumtor Mine as described above.

Related Party Transactions

Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended March 31,
	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$176,561
Deduct: refinery and financing charges	—	(941)
Net revenue received from Kyrgyzaltyn(1)	$—	$175,620

(1) Presented in results from discontinued operations.

Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended March 31,
	2022	2021
Sales to Sojitz	$2,198	$3,099
Deduct: commission charges	(22)	(57)
Revenue(1)	$2,176	$3,042

(1) Amount receivable from Sojitz as at March 31, 2022 was $0.2 million (December 31, 2021 - $2.6 million).

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2022 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2021.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in Note 4 of the consolidated financial statements for the year ended December 31, 2021.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three months ended March 31, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2022

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the first quarter of 2022.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. Most of these offices were subsequently re- opened, under new hygiene and physical distancing protocols; however, some employees continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the period ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP and Other Financial Measures

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net earnings from continuing operations; free cash flow from continuing operations and adjusted free cash flow from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non- GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue (added in the current period and applied retrospectively to the previous period). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the first quarter ended March 31, 2022, 386 pounds, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all- in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings and comprehensive income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted net earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net earnings from continuing operations as recorded in the consolidated statements of earnings and comprehensive income for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
  Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
  Adjusted free cash flow (deficit) from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.
  Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
  Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
  Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2022	2021	2022	2021	2022	2021	2022	2021
Production costs attributable to gold	47.1	52.9	26.0	36.8	21.1	16.1	—	48.4
Production costs attributable to copper	32.6	32.3	32.6	32.3	—	—	—	—
Total production costs excluding molybdenum segment, as reported	79.7	85.2	58.6	69.1	21.1	16.1	—	48.4
Adjust for:
Third party smelting, refining and transport costs	3.2	2.8	3.0	2.8	0.2	—	—	0.9
By-product and co-product credits	(75.50)	(65.10)	(75.50)	(65.10)	—	—	—	(2.10)
Community costs related to current operations	—	—	—	—	—	—	—	1.8
Adjusted production costs	7.4	22.9	(13.90)	6.8	21.3	16.1	—	49.0
Corporate general administrative and other costs	12.3	5.3	0.1	0.3	—	—	—	—
Reclamation and remediation - accretion (operating sites)	1.6	1.0	0.5	0.5	1.1	0.5	—	0.2
Sustaining capital expenditures	14.7	16.8	12.6	11.3	2.1	5.5	—	38.2
Sustaining lease payments	1.5	1.2	1.3	1.1	0.2	0.1	—	—
All-in sustaining costs on a by-product basis	37.5	47.2	0.6	20.0	24.7	22.2	—	87.4
Revenue-based taxes	—	—	—	—	—	—	—	24.6
Exploration and study costs	8.2	9.3	3.4	0.9	0.4	0.3	—	5.8
Non-sustaining capital expenditures(1)	0.9	0.5	0.9	0.1	—	0.3	—	21.6
Care and maintenance costs and pre-development costs	2.4	2.4	—	—	—	—	—	—
All-in costs on a by-product basis	49.0	59.4	4.9	21.0	25.1	22.8	—	139.4
Ounces sold (000s)	94.9	82.1	40.2	54.5	54.7	27.6	—	98.4
Pounds sold (millions)	19.4	22.8	19.4	22.8	—	—	—	—
Gold production costs ($/oz)	497	644	647	675	386	584	—	492
All-in sustaining costs on a by-product basis ($/oz)	395	575	15	367	451	804	—	888
All-in costs on a by-product basis ($/oz)	516	724	121	386	459	827	—	1,417
Gold - All-in sustaining costs on a co-product basis ($/oz)	735	863	819	802	451	804	—	888
Copper production costs ($/pound)	1.68	1.42	1.68	1.42	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.11	1.68	2.11	1.68	n/a	n/a	n/a	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

(2) Presented on a continuing operations basis, excluding the results from the Kumtor Mine.

(3) Results from the period ended March 31, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2022	2021
Net earnings	$89.4	$167.4
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	6.5	—
Gain on the sale of Greenstone property	—	(72.3)
Reclamation provision revaluation at sites on care and maintenance	(42.0)	(10.9)
Income tax adjustments(1)	2.5	—
Adjusted net earnings	$56.4	$84.2
Net earnings per share - basic	$0.30	$0.57
Net earnings per share - diluted	$0.30	$0.55
Adjusted net earnings per share - basic	$0.19	$0.28
Adjusted net earnings per share - diluted	$0.19	$0.28

(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.

Adjusted net earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2022	2021
Net earnings from continuing operations	$89.4	$111.4
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	6.5	—
Gain on the sale of Greenstone property	—	(72.3)
Reclamation provision revaluation at sites on care and maintenance	(42.0)	(10.9)
Income tax adjustments(1)	2.5	—
Adjusted net earnings from continuing operations	$56.4	$28.2
Net earnings from continuing operations per share - basic	$0.30	$0.38
Net earnings from continuing operations per share - diluted	$0.30	$0.37
Adjusted net earnings from continuing operations per share - basic	$0.19	$0.10
Adjusted net earnings from continuing operations per share - diluted	$0.19	$0.10

(1) Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes.

Free cash flow (deficit) from continuing operations and adjusted free cash flow (deficit) from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash provided by (used in) operating activities from continuing operations(1)	$28.3	$86.4	$20.8	$89.7	$63.6	$32.0	$(19.8)	$(6.8)	$(36.3)	$(28.5)
Adjust for:
Additions to property, plant & equipment from continuing operations(1)	(19.2)	(18.4)	(14.4)	(12.8)	(2.2)	(5.8)	(0.3)	(0.7)	(2.3)	0.9
Free cash flow (deficit) from continuing operations	$9.1	$68.0	$6.4	$76.9	$61.4	$26.2	$(20.1)	$(7.5)	$(38.6)	$(27.6)
Adjust for:
Kumtor Mine legal and other related costs	10.0	—	—	—	—	—	—	—	10.0	—
Adjusted free cash flow (deficit) from continuing operations	$19.1	$68.0	$6.4	$76.9	$61.4	$26.2	$(20.1)	$(7.5)	$(28.6)	$(27.6)

(1) As presented in the Company’s consolidated statements of cash flows.

Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	2022	2021
Cash provided by operating activities from discontinued operations(1)	$—	$66.7
Adjust for:
Additions to property, plant & equipment from discontinued operations(1)	—	(62.7)
Free cash flow from discontinued operations	$—	$4.0

(1) As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Additions to PP&E(1)	$210.2	$15.9	$9.7	$12.1	$(0.5)	$5.8	$0.2	$0.7	$200.7	$(2.6)
Adjust for:
Costs capitalized to the ARO assets	13.4	3.5	3.7	0.8	1.9	—	—	—	7.7	2.7
Costs capitalized to the ROU assets	(0.2)	(0.7)	—	(0.7)	(0.2)	—	—	—	—	—
Costs relating to the acquisition of Goldfield Project	(208.2)	—	—	—	—	—	—	—	(208.2)	—
Other(2)	0.8	(0.7)	—	(0.8)	0.9	—	0.2	—	(0.2)	—
Capital expenditures	$16.0	$18.0	$13.4	$11.4	$2.1	$5.8	$0.4	$0.7	$0.1	$0.1
Sustaining capital expenditures	15.1	17.5	12.5	11.3	2.1	5.5	0.4	0.7	0.1	—
Non-sustaining capital expenditures	0.9	0.5	0.9	0.1	—	0.3	—	—	—	0.1

(1) As presented in the note 19 of the Company’s condensed consolidated interim financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects and Andrey Shabunin, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Director of Mining, who are both qualified persons for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Mount Milligan Mine is described in a NI 43-101-compliant technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc. Condensed Consolidated Interim Statements of Financial Position
	March31, 2022	December31, 2021
(Expressed in thousands of United States dollars)
Assets
Current assets
Cash and cash equivalents	$768,436	$947,230
Amounts receivable	141,827	76,841
Inventories	229,227	221,220
Other current assets	26,239	25,802
	1,165,729	1,271,093
Property, plant and equipment	1,442,985	1,272,091
Deferred income tax assets	88,814	101,300
Other non-current assets	35,434	32,084
	1,567,233	1,405,475
Total assets	$2,732,962	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$188,838	$186,820
Income tax payable	37,577	25,253
Other current liabilities	23,445	15,281
	249,860	227,354
Deferred income tax liabilities	33,376	54,861
Provision for reclamation	277,405	331,312
Other non-current liabilities	51,047	19,425
	361,828	405,598
Shareholders' equity
Share capital	986,393	984,095
Contributed surplus	30,796	30,809
Accumulated other comprehensive income	5,074	6,829
Retained earnings	1,099,011	1,021,883
	2,121,274	2,043,616
Total liabilities and shareholders' equity	$2,732,962	$2,676,568

Centerra Gold Inc. Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
	Three months ended March 31,
(Expressed in thousands of United States dollars)	2022	2021
Revenue	$295,223	$226,233

Cost of sales
Production costs	144,225	121,369
Depreciation, depletion and amortization	37,489	34,392
Earnings from mine operations	113,509	70,472

Exploration and development costs	8,160	3,462
Corporate administration	12,278	4,947
Care and maintenance expense	6,759	6,432
Reclamation recovery	(41,964)	(10,867)
Other operating expenses	3,494	3,626
Earnings from operations	124,782	62,872

Gain on sale of Greenstone Partnership	—	(72,274)
Other non-operating expenses	5,323	2,384
Finance costs	892	1,725
Earnings before income tax	118,567	131,037
Income tax expense	29,167	19,600
Net earnings from continuing operations	89,400	111,437
Net earnings from discontinued operations	—	55,990
Net earnings	$89,400	$167,427

Other Comprehensive Loss

Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation	$—	$31
Net loss on derivative instruments	(1,755)	(1,678)
Other comprehensive loss	(1,755)	(1,647)
Total comprehensive income	$87,645	$165,780

Earnings per share - continuing operations:
Basic	$0.30	$0.38
Diluted	$0.30	$0.37
Earnings per share:
Basic	$0.30	$0.57
Diluted	$0.30	$0.55

Cash dividends declared per common share (C$)	$0.07	$0.05

Centerra Gold Inc. Condensed Consolidated Interim Statements of Cash Flows
	Three months ended March 31,
(Expressed in thousands of United States dollars)	2022	2021

Operating activities
Net earnings from continuing operations	$89,400	$111,437

Adjustments:
Depreciation, depletion and amortization	38,793	35,872
Reclamation recovery	(41,964)	(10,867)
Share-based compensation	2,281	(3,116)
Finance costs	891	1,765
Income tax expense	29,167	19,600
Income taxes paid	(24,423)	(1,025)
Gain on sale of Greenstone Partnership	—	(72,274)
Other	(1,032)	2,330
	93,113	83,722
Changes in working capital	(64,829)	2,718
Cash provided by operating activities from continuing operations	28,284	86,440
Cash provided by operating activities from discontinued operations	—	66,708
Cash provided by operating activities	28,284	153,148

Investing activities
Property, plant and equipment additions	(19,158)	(18,393)
Acquisition of Goldfield Project	(176,737)	—
Proceeds from sale of Greenstone Partnership	—	210,291
Proceeds from disposition of property, plant and equipment	1,905	—
Decrease in other assets	—	2,224
Cash (used in) provided by investing activities from continuing operations	(193,990)	194,122
Cash used in investing activities from discontinued operations	—	(68,650)
Cash (used in) provided by investing activities	(193,990)	125,472

Financing activities
Dividends paid	(12,272)	—
Payment of borrowing costs	(623)	(691)
Repayment of lease obligations	(1,713)	(2,383)
Proceeds from common shares issued	1,520	2,507
Cash used in financing activities	(13,088)	(567)
(Decrease) increase in cash during the period	$(178,794)	$278,053
Cash at beginning of the period	947,230	545,180
Cash at end of the period	$768,436	$823,233

The interim consolidated financial statements for the three months ended March 31, 2022 and 2021 and the MD&A for the three months ended March 31, 2022 and 2021 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.

Supplementary Information: First Quarter 2022 Exploration Update

Mount Milligan Mine

The 2022 planned diamond drilling programs at the Mount Milligan Mine total 49,500 metres in 75 drill holes. Resource expansion and brownfield exploration targets included zones on the western margin of the open-pit, i.e., Goldmark and DWBX, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in previous drilling campaigns from 2018-2021. The 2021 diamond drilling programs totalled 39,505 metres in 68 drill holes (13,914 metres in 27 exploration drill holes) and 25,591 metres in 41 resource expansion drill holes).

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling began in the first quarter of 2022 with the completion of 18 diamond drill holes totalling 11,320 metres. Ten drill holes, totalling 6,917 metres, were completed in the Goldmark and DWBX zones, as well as one drill hole in the Saddle zone, totalling 600 metres, planned for both shallow and deep resource expansion on the western margins of the ultimate pit boundary. Seven drill holes, totalling 3,803 metres, were completed in the Great Eastern zones, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the underlying Great Eastern stock.

Throughout the first quarter of 2022, complete or partial assay results were returned for 12 drill holes, including results from 8 holes drilled in the fourth quarter of 2021, and 4 holes drilled in the first quarter of 2022. These include potential significant mineralization from below the ultimate open-pit boundary in the MBX and WBX Deep zones, along the western margin of the open-pit in the DWBX zone, and along the eastern margin of the open-pit in the Great Eastern zones.

Selected significant intersections are reported below:

MBX and WBX Deep Zones (central portion of the open-pit)

21-1358*	63.4 metres @ 0.64 g/t Gold (“Au”), 0.51% Copper (“Cu”) from 16.4 metres including 4.0 metres @ 1.37 g/t Au, 0.83% Cu from 22.0 metres
35.3 metres @ 0.22 g/t Au, 0.17% Cu from 156.0 metres
23.9 metres @ 0.38 g/t Au, 0.11% Cu from 249.1 metres
27.2 metres @ 0.52 g/t Au, 0.46% Cu from 437.8 metres
including 6.0 metres @ 1.13 g/t Au, 1.00% Cu from 445.8 metres
21-1361*	40.9 metres @ 0.47 g/t Au, 0.36% Cu from 5.0 metres 57.5 metres @ 0.58 g/t Au, 0.11% Cu from 55.0 metres 36.6 metres @ 0.25 g/t Au, 0.15% Cu from 118.0 metres
21-1363*	22.2 metres @ 0.21 g/t Au, 0.21% Cu from 30.8 metres 84.5 metres @ 0.26 g/t Au, 0.23% Cu from 70.0 metres 10.0 metres @ 0.57 g/t Au, 0.49% Cu from 179.0 metres

DWBX Zone (western margin of the open-pit)

21-1346* (outstanding partial results)	90.0 metres @ 0.22 g/t Au, 0.31% Cu from 80.0 metres
42.0 metres @ 1.22 g/t Au, 0.26% Cu from 230.0 metres
     including 22.6 metres @ 1.96 g/t Au, 0.11% Cu from 239.4 metres
72.0 metres @ 0.40 g/t Au, 0.08% Cu from 278.0 metres
56.0 metres @ 0.16 g/t Au, 0.11% Cu from 380.0 metres

Great Eastern Zones (eastern margin of the open-pit)

21-1357*	80.7 metres @ 0.13 g/t Au, 0.16% Cu from 312.7 metres
21-1359*	51.0 metres @ 0.23 g/t Au, 0.12% Cu from 127.1 metres
21-1364*	57.3 metres @ 0.07 g/t Au, 0.12% Cu from 501.7 metres 115.2 metres @ 0.13 g/t Au, 0.20% Cu from 597.8 metres
22-1367	143.0 metres @ 0.46 g/t Au, 0.26% Cu from 306.0 metres
     including 18.0 metres @ 1.35 g/t Au, 0.42% Cu from 390.0 metres
80.7 metres @ 0.27 g/t Au, 0.12% Cu from 459.3 metres
101.0 metres @ 0.40 g/t Au, 0.26% Cu from 564.0 metres
including 8.0 metres @ 2.11 g/t Au, 0.28% Cu from 645.0 metres
22-1369	20.0 metres @ 0.48 g/t Au, 0.07% Cu from 272.0 metres
     including 2.0 metres @ 3.12 g/t Au, 0.03% Cu from 276.0 metres
32.7 metres @ 0.12 g/t Au, 0.16% Cu from 339.0 metres
27.0 metres @ 0.22 g/t Au, 0.25% Cu from 401.0 metres
20.7 metres @ 0.20 g/t Au, 0.11% Cu from 434.0 metres
52.0 metres @ 0.30 g/t Au, 0.25% Cu from 515.0 metres
39.9 metres @ 0.48 g/t Au, 0.36% Cu from 627.2 metres
     including 2.0 metres @ 1.53 g/t Au, 0.37% Cu from 650.0 metres and 2.0 metres @ 1.21 g/t Au, 0.75% Cu from 656.0 metres
22-1370	50.5 metres @ 0.28 g/t Au, 0.30% Cu from 353.0 metres 76.5 metres @ 0.20 g/t Au, 0.15% Cu from 484.0 metres

Assay results returned from the MBX and WBX Deep zones during the first quarter of 2022 show wide intercepts of potentially significant mineralization below the ultimate open-pit boundary. Porphyry-style mineralization is associated with potassic altered latite-andesite units in the footwall of the MBX/WBX monzonite porphyry stocks. All lithologies are variably crosscut by early, transitional, and late-stage veins. To date, the tested dimensions of the MBX Deep zone are approximately 200 metres (north-northeast to south-southwest) by 140 metres (east to west) with an average width of 110 metres, for significant intervals, and potential to expand to the south and to the east. A second series of fault-bound monzonite porphyry intrusions with potassic alteration ± mineralized early veins have been drilled at depth underlying the ultimate pit boundary and the MBX stock by approximately 400 metres to 600 metres.

Assays returned from the DWBX zone throughout the first quarter of 2022 show wide intercepts of porphyry-style mineralization along the western margins of the ultimate pit boundary, with narrow intercepts of vein associated high gold-low copper mineralization. Porphyry-style mineralization is associated with potassic alteration and early quartz veins within the DWBX composite stock and the stock margins. A moderately west-dipping hydrothermal breccia body has been identified at shallow depth in host volcanic rocks in the northern part of the DWBX zone. This feature is believed to be associated with emplacement of porphyry stocks and remains to be tested down-dip to the west and into the Goldmark stock footwall volcanic rocks. Results from holes drilled in the DWBX zone in 2021 show potential for resource expansion to the west of the current ultimate pit boundary.

Drilling in the Great Eastern zones throughout 2019-2022 continued to define two targets, a shallow target associated with the Great Eastern Fault (GEF), and an underlying gold and copper porphyry target associated with the recently discovered Great Eastern stock. Shallow drilling has defined a tabular body along the hanging wall of the GEF, with dimensions of approximately 400 metres (north-northwest to south-southeast along strike) by 230 metres (east to west) with an average width of 25 metres for significant intervals. Assay results returned from the underlying Great Eastern stock zone in 2021-2022 show wide runs of significant mineralization in the hanging wall and footwall margins of the composite potassic altered monzonite porphyry stock and surrounding potassic altered volcanic-volcaniclastic units. To date, the east-west and north-south dimensions of the Great Eastern stock defined by drilling are approximately 300 metres by 300 metres, with room to extend up-dip to the southeast.

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. “*” Indicates a drill hole completed in previous quarter, assay results returned in current quarter. Drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/9fed935b-5a71-4650-88dc-16d4481be14e

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Öksüt Mine

In the first quarter of 2022, exploration activities comprised diamond drilling (2,344 metres in ten drill holes) at the Öksüt Mine. Exploration drilling activities were mainly focused on testing the potential for further oxide gold mineralization at the Keltepe Northwest and Keltepe North-Northwest deposits.

During the quarter, the remaining outstanding assay results were received for holes drilled during Q4 2021. Only limited assays were received from the 2022 drilling program. Selected significant intersections are reported below:

Büyüktepe Prospect (oxide gold)

ODD0592*	10.5 metres @ 0.45 g/t Au from 63.5 metres
ODD0607*	10.9 metres @ 1.04 g/t Au from 93.1 metres

Keltepe North-Northwest (oxide gold)

ODD0630	5.0 metres @ 0.25 g/t Au from 156.8 metres 50.6 metres @ 0.56 g/t Au from 197.4 metres Including 2.9 metres @ 1.08 g/t Au from 231 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. “*” Indicates a drill hole completed in previous quarter, assay results returned in current quarter. Drill collar locations and associated graphics are available at the following link: http://ml.globenewswire.com/Resource/Download/9fed935b-5a71-4650-88dc-16d4481be14e

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Other Projects USA

The Goldfield Project in Nevada was acquired in late February 2022. Following the receipt of the extensive exploration dataset, detailed analysis of the geological, geophysical, geochemical, and drilling data was undertaken. Reassessment of the geophysical and geochemical data, along with geological modelling and interpretation, has identified targets worthy of immediate follow-up. Airborne and ground geophysical surveys have been planned to further refine these targets prior to the commencement of exploration and infill/resource expansion RC drilling programs in mid to late second quarter. Up to 40,000 meters of RC diamond drilling is planned for 2022 to test exploration targets and to infill and expand the resources in the vicinity of the Gemfield, Goldfield Main and McMahon Ridge deposits.

Other Projects Turkey

Sivritepe Project

A planned 20,000 metre 2022 diamond drilling program will commence in the second quarter at the Sivritepe Project. Drilling will mainly target gold-in-soil geochemical anomalism at the five main prospects - Sivritepe West, Sivritepe East, Kızılçıbık, Karaburun and Soğukpınar.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2021 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2021 AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/ba997cd8-e3e3-4979-92f3-310c1c78262c